EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	36 Weeks Ended
	9/9/06	9/3/05
Earnings:

Income before income taxes	$5,349	$4,840

Unconsolidated affiliates interests, net	(272)	(272)

Amortization of capitalized interest	4	6

Interest expense	172	161

Interest portion of rent expense (a)	56	60

Earnings available for fixed charges	$5,309	$4,795

Fixed Charges:

Interest expense	$172	$161

Capitalized interest	11	3

Interest portion of rent expense (a)	56	60

Total fixed charges	$239	$224

Ratio of Earnings to Fixed Charges (b)	22.23	21.43

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

(b)	Based on unrounded amounts.